United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Bartelmes
Senior Financial Analyst

October 29, 2008

Re:	Central European Media Enterprises Ltd.
Form 10-K for the year ended December 31, 2007
and Document Incorporated by Reference
Filed February 28, 2008-10-06 File No. 0-24796

Dear Mr. Bartelmes:

We have received your letter of October 21, 2008, regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME Ltd.”, “we” or the “Company”).

In this letter, we have repeated the staff comment in italicized type and followed the comment with our response.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Grants of Plan-Based Awards, page 17

1.
We note your response to comment six in our letter dated September 17, 2008, and we re-issue our comment in part. Based upon your description of the non-equity incentive plan, it appears these potential awards should have been reported in your Grants of Plan-Based Awards Table pursuant to Item 402(d)(2)(iii) of Regulation S-K. For example, in the second paragraph of the subsection titled “Michael Garin” on page 15, you disclose that the Compensation Committee amended Mr. Garin’s employment agreement to provide a potential annual incentive plan award in the event certain objective and subjective criteria are met. The threshold, target and maximum potential awards pursuant to this non-equity incentive plan should have been reported in your Grants of Plan-Based Awards Table, whereas the actual award (if any) will be disclosed in your Summary Compensation Table when the named executive officer actually earns or is paid such amount. In your response, please confirm that you will comply with this comment in future filings. For more information, please see Question 120.02 of Regulation S-K’s Compliance and Disclosure Interpretation, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

Our disclosure in respect of Mr. Garin and the other named executive officers referred to an annual cash bonus rather than a plan-based award.  We noted in our response letter dated October 15, 2008 the reasons underlying this characterization and that in future filings we would report those types of awards as non-equity plan based awards in the Summary Compensation Table.  Because these awards have typically been made and earned annually, we have not reported any threshold, target or maximum potential amounts for awards for estimated future payouts in the Grants of Plan-based Awards because there have not been any future payouts to be earned.  However, in future filings, based on our understanding of Question 120.02 of Regulation S-K’s Compliance and Disclosure Interpretation, we will report “Estimated possible payouts” of non-equity incentive plan awards (in lieu of “Estimated future payouts”) in the Grants of Plan-based Awards table for all such awards which are made and earned in the same year and which do not contemplate any estimated future payouts.

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We are available to discuss the foregoing at your convenience. Please do not hesitate to contact the undersigned at 011 44 20 7430 5430 with any additional comments.

Yours sincerely,

/s/ Wallace Macmillan
Wallace Macmillan
Chief Financial Officer

cc:	Jay Knight, U.S. Securities and Exchange Commission
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, Central European Media Enterprises Ltd.
Graham Richardson, Deloitte & Touche LLP